Trombly Business Law
1320 Centre Street, Suite 202
Newton, MA 02459
Telephone (617) 243-0060
Facsimile (617) 243-0066


February 26, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Jay Ingram

        Re:     On the Go Healthcare, Inc.
                Registration Statement on Form SB-2
                Filed on January 16, 2007
                File No. 333-140005


Dear Mr. Ingram:

I am securities counsel for On the Go Healthcare, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to Registration Statement on Form SB-2 (the "Registration Statement").

Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated February 12, 2007.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.  We note that the Infinity Technologies, Inc. results are included within your audited financial statements beginning from July 1, 2005, or for a period of just over one fiscal year and the subsequent interim period. Please explain to us why your registration does not include audited financial statements for Infinity covering your two most recently completed fiscal years in their entirety. Refer to Item 310(c) of Regulation S-B.

Response 1. The Company originally filed the financials requested by the Staff on Form 8-K/A on September 29, 2005. The Company has added the Infinity financial statements for the period ended
            December 31, 2004 and 2003 and for the interim period for the six months ended June 30, 2005 to the Registration Statement.

Comment 2.  We note that you seek to register the resale of 22,913,734 shares issuable upon conversion of Series A preferred stock held by Mr. Turk. We also note that this far exceeds your outstanding securities by non-affiliates, which, according to the Form 10-KSB filed on October 30, 2006, is 740,179. Please advise the staff of the company's basis for determining that the resale offering to be conducted on behalf of Mr. Turk is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

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Response 2. Rule 415(a)(1)(i) of Regulation C says:

                (a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future. Provided, that:

                (1) The registration statement pertains only to:

                (i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary...

                Rule 415(a)(1)(i) of Regulation C provides for securities to be offered or sold on a continuous or delayed basis in the future, by or on behalf of a person or persons other than the registrant. This is typically called "a secondary offering." In this case, the Company is registering shares held by its Chief Executive Officer, Mr. Stuart Turk.

                The Nature of the Transaction

                Mr. Turk received his shares either as compensation or for making necessary investments in the Company so the Company could meet its financial obligations. Mr. Turk also made investments in the Company via The Cellular Connection, a company he controls. Management of the Company believes that the investments Mr. Turk made in the Company were on better terms than the Company could have found from an independent
                third party.    In this regard, the nature of the transaction
                is very different from a typical private investment in a public company. Third party investors normally buy shares at a discount to the stock price. In this case, Mr. Turk provided financing to the Company as rates that were better than market rates the Company could have found from an independent third party. For this reason, the Company believes Mr. Turk's shares should not be treated at typical investor shares when analyzed for purposes of Rule 415.

                The Size of the Transaction

                In discussing whether a secondary offering by an affiliate should be considered an offering on behalf of the issuer, i.e. a primary offering, Interpretation 20 of the Manual of Publicly Available Telephone Interpretations, section
                H., Form S-3, said "secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.
                However, if the percentage is too high, it must be examined on a case by case basis." Although the Company is not S-3 eligible, the Company believes this same logic regarding the percentage of shares owned could be applied to this case. The Company is registering 11,080,334 shares for Mr. Turk and 11,833,400
                shares for the Cellular Connection, a company controlled by Mr. Turk. Although these numbers are higher than the numbers that the Staff have indicated are acceptable for third party investors to register on a registration statement in its recent public guidance, the Company believes it is appropriate to register the shares for its Chief Executive Officer who has provided better than market terms for investments in the Company for purposes of meeting the Company's cash flow needs rather than to earn a profit for himself.

                Interpretation 29 of section D, Rule 415, Form S-3, said says that the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who received the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

                The Company believes the offering described in the Registration Statement is a secondary offering and has analyzed the offering based on the factors pointed outdescribed in the Manual of Publicly Available Telephone Interpretations, section D as follows:

                1. How long the selling shareholders have held the shares:

                Mr. Turk has held his shares since July 21, 2000 and Tthe Ccellular Cconnection Lltd. has held its shares since July 31, 2002.

                2. Circumstances under which the investors received their
                   shares:

                As discussed, above, Mr. Turk received his shares either as compensation for serving as and officer and director of the company or providing financing for the Company.

                3.  The Investor's relationship to the issuer:

                Mr. Turk is the Company's Chief Executive Officer, Chairman of the Board and has provided some of the financing for the Company since its inception.

                4.  The amount of shares involved:

                As of February 23, 2007, the Company had 9,816,779 shares of common stock outstanding. The Company is registering a total of 22,913,734 shares of common stock for Mr. Turk and the Cellular Connection. All of these shares , or 22,913,734, are subject to a lock- up until July 2007. Mr. Turk elected to register the shares now because the Company was already obligated to register shares for Dutchess. Each registration statement costs the Company at least $50,000 in legal, accounting, filing fees and other costs. Mr. Turk believed it would be best to include his shares at this time to avoid the expense of registering them on a separate registration statement in the future.

                5. Whether the sellers are in the business of underwriting securities.

                Mr. Turk is the Company's Chief Executive Officer. He is not in the business of underwriting securities.

                6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

                Mr. Turk is the founder, Chief Executive Officer and Chairman of the Board of the Company. He has invested in the Company since its inception to provide necessary financing on better than market terms. He has forgone compensation in some years and has elected to take other compensation in stock to preserve capital for the Company to use for other purposes. Additionally, Mr. Turk has invested more funds in the first half of this fiscal year. Mr. Turk signed a lock- up agreement with the Company and agreed not to sell his shares for up to two years from the date of the lock- up agreement because Mr. Turk is invested in the long term performance of the Company. Additionally, Mr. Turk has invested more funds in the first half of this fiscal year Mr. Turk has elected to register some of the his shares at this time to realize some of the income he has foregone as well as recoup some of the funds he has invested in the Company. To date, the Company owes Mr. Turk and The Cellular Connection nearly $1 million Canadian dollars.

                The Company believes the above analysis concludes that the Company is conducting a secondary offering rather than a primary offering.

Comment 3.  We note that you have outstanding registration statements. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference your concurrent offerings.

Response 3. The Company has revised the cover page to reference its concurrent offerings.

Prospectus Cover Page

Comment 4.  The information set forth in Item 501(a)(1) should appear on the prospectus cover page. Currently, this information appears on the inside facing page. Please relocate the disclosure as appropriate.

Response 4. The Company respectfully notes that Item 501(a)(1) of Regulation
            S-B requires that the registrant's name appear on the outside front cover page of the prospectus. The Company respectfully believes it has already complied with this requirement.

Prospectus Summary, page 5

Comment 5.  In the table on page 6, you state that the "shares of common stock potentially issuable pursuant to the equity line of credit" is 1,500,000. However, footnote (3) states that you may issue more or less than that number of shares under the equity line; and it appears there is no limit on the number of shares issuable under the equity line of credit. Revise the tabular header so that the amount in the table is described as the amount being registered, as opposed to an amount that is potentially issuable. The footnote should continue to state that there is no limit on the number of shares issuable under the equity line, and that a subsequent filing will be required if the amount exceeds the registered amount.

Response 5. The Company has complied with the Staff's comment.

Selling Security Holders, page 14

Comment 6.  Revise the introductory paragraph to clarify that the donees, pledgees, transferees and other successors in interest that you reference are holders who acquire the shares in transfers that take place after the effective date of the prospectus.

Response 6. The Company has complied with the Staff's comment.

Comment 7.  Provide a footnote that describes the effect of the issuances associated with the completion of this offering on the "Percentage Owned After Offering" column. In particular, investors should understand the impact of the issuances of the shares covered by this registration statement on the post-offering percentages held by the selling shareholders. Provide this information by footnote or in another appropriate manner.

Response 7. The Company has complied with the Staff's comment.

Comment 8.  Ensure that the disclosure concerning the selling shareholders and the plan of distribution for the shares offered by them includes a materially complete discussion of the transactions and arrangements with each selling shareholder during the past three years. The response to this comment should include a description of the material terms of the issuances of securities to each selling security holder during this period, as well as a discussion of other material agreements and arrangements, whether performed in full or ongoing as of the date of the prospectus. Among other matters, the equity line arrangement with Dutchess should be described in reasonable detail, and prior financing arrangements with Dutchess should be similarly described.

Response 8. The Company has complied with the Staff's comment.  In addition, the Company respectfully notes that the equity line was already described in detail under "Use of Proceeds" and elsewhere throughout the registration statement.

Comment 9.  Additionally, with respect to Dutchess, provide appropriate background regarding the role that entity has played in the company's financing, historically. Discuss when and how the business arrangements between Dutchess and On the Go Healthcare began. Explain the terms of the material agreements that were entered into and provide background concerning the terms of each financing transaction, including the number of shares outstanding and stock price at the time each financing arrangement was entered into. It may be appropriate to provide this information in a table, which is supplemented with text that describes the material terms of the agreements. Ensure that the benefits that were realized by Dutchess in performing the agreements are discussed in appropriate detail. For example, the market price at the time of the acquisition and any discount realized by Dutchess in acquiring shares in each prior transaction should be provided. Any benefits to Dutchess resulting from its participation in any prior transactions in addition to discounts from the market prices also should be described.

Response 9. The Company has complied with the Staff's comment.

Comment 10.  With respect to the shares being registered on behalf of Mr. Turk, we note the lock-up agreement, which prohibits the sale of approximately 22,930,067 shares of common stock until July 31, 2007. If Mr. Turk's shares are locked-up until
             August 2007, please clarify why, at this time, you are registering a secondary offering on behalf of him and Cellular Connection. Also, with a view toward disclosure, provide us with a materially complete description of the parties to and the terms of the lock-up agreement(s). Finally, we believe the agreement should be filed as an exhibit pursuant to paragraph (b)(10)(i)(A) of
             Item 601 of Regulation S-B.

Response 10. The Company respectfully notes that the Lock-Up Agreement was previously filed as Exhibit 4.1 to Schedule 13D filed
             August 22, 2006. The Company has amended the Exhibit Index in the Registration Statement to reference this Agreement. Additionally, the Company has added the requested disclosure to the Registration Statement.

             Mr. Turk elected to register the shares now because the Company was already obligated to register shares for Dutchess. Each registration statement costs the Company at least $50,000 in legal, accounting, filing fees and other costs. Mr. Turk believed it would be best to include his shares at this time to avoid the expense of registering them on a separate registration statement in the future.


Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities

Comment 11.  According to the Rule 424(b)(3) filing made on
             September 11, 2006 relating to Commission File No. 333-135212, the company had 1,076,735 shares outstanding as of August 21, 2006. The current filing indicates that as of December 20, 2006, the company had 5,976,779 shares outstanding. Your Item 26 disclosure sets forth sales of unregistered securities through July 28, 2006. How did you calculate your outstanding shares as of December 21, 2006? If there were additional sales of unregistered securities that took place between September 2006 and January 27, this should be reflected in your Item 26 disclosure.

Response 11. The Company calculated the outstanding shares as of
             December 20, 2006 using the following information:

             Shares issued and outstanding on                1,076,735
             August 10, 2006

             Shares issued for rounding for reverse split          194

             5,000 Series A Preferred Stock for                500,000
             Shazamstocks, Inc. converted into common stock

             Series A Preferred Stock for Cellular           4,386,600
             Connection and Stuart Turk converted
             into common stock

             Common stock issued upon                           13,250
             warrants exercised by Vance Pierre
             ---------------------------------------------------------

             Total on December 20, 2006                      5,976,779

             The Company has not added disclosure to the "Recent Sales of Unregistered Securities" section because there have not been any additional issuances of Unregistered Securities.

Undertakings

Comment 12.  It is not necessary to provide all of the undertakings contained in Item 512(g). If you intend to rely on Rule 430C, please provide the undertaking contained in Item 512(g)(2).
             If you intend to rely on Rule 430B, please provide the undertaking contained in Item 512(g)(1). Revise as appropriate.

Response 12. The Company is relying on Rule 430B and has revised the undertakings as requested by the Staff.

Exhibit 10.14

Comment 13.  We note that the closing of the purchase by the Investor of
             Shares shall occur on the date which is no later than seven trading days following the applicable Put Notice Date. See
             Section 2(G). Given that this condition is in excess of five business days, it therefore appears to allow for an exceptionally broad range of discretion on the part of the investor such that we are not clear as to how Section 2(G) fits within our guidance regarding the requirement that an investor be irrevocably bound to purchase the securities. Please advise us in this regard.

Response 13. The Company respectfully notes that the provision referenced by the Staff is "no later than" seven days and may not, therefore necessarily exceed the five days noted by the Staff. Section 2(G) exists solely to cover the mechanics of a closing, it does not extend any rights or obligations to the Investor that were not already contemplated in the rest of the Agreement. The Company also respectfully notes that, a read of Section 2(G) indicates that the Company and Investor must comply with the rest of the Agreement for Section 2(G) even to operate.

             The Company also respectfully disagrees with the Staff that
             Section 2(G) gives the Investor any discretion at all. The Investor is still irrevocably bound to purchase the securities at the Company's discretion. The pricing of the securities will not change based on the operation of Section 2(G). The Company also respectfully notes that the purpose of Section 2(G) is to give the Company ample time to physically deliver the share certificates and, by having up to seven business days to close, the Company is more likely to avoid liquidated damages due to a delay caused by the Company's transfer agent in creating the certificates or mailing the certificates. The Company respectfully notes that if the Company had to close in five days rather than the "no later than seven" days, there would be no practical change in the function or operation of the Agreement except, possibly, to make it more likely the Company would have to pay liquidated damages as a result of a delay by its Transfer Agent.

Form 10-KSB

Item 8A. Controls and Procedures

Changes in Internal Controls Over Financial Reporting

Comment 14.  We note your disclosure that "there were no changes in our internal control over financial reporting that occurred during our last fiscal year...." (emphasis supplied). Revise to disclose any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting. See Item 308(c) of Regulation S-B.

Response 14. The Company notes the Staff's comment and respectfully requests to comply with the Staff's comment in its future reports.



If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                        Regards,

                                        /s/  Amy M. Trombly
                                        -------------------------------------
                                        Amy M. Trombly
                                        Counsel for On The Go Healthcare, Inc.

cc:     On the Go Healthcare, Inc.

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